SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 2, 2003

                                   ----------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures: Statement made pursuant to Circular VIII, No: 20 of the Capital
            Markets Board dated 25th March 2003

            Statement made pursuant to Circular VIII, No: 20 of the Capital Markets Board dated 1st April 2003

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement made pursuant to Circular VIII, No: 20 of the Capital Markets Board.



         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                             ANKARA
                                             ------
Special Subjects:
-----------------

The Tax Office delivered to Turkcell a notice in 2002, based on the board of accounting experts of the Ministry of Finance opinion stating that GSM licensees in Turkcell should pay VAT on the ongoing 15% license fee paid to the Turkish Treasury starting from April 1998. Turkcell began discussions with the Tax Office to discuss their deficiency notice before initiating a legal action.

Even though, there were no legal actions taken, Turkcell booked a provision in its Turkish Lira accounts as of December 31, 2002; TL 154.5 trillion for the VAT in the balance sheet which will be offset by a VAT recoverable and TL 353.4 trillion in the profit and loss statement for the interest and penalty fees.

Turkcell initiated the process to benefit from the new Tax Amnesty Law that has entered into force in February 2003 for the amounts covering the April 1998 - November 2001 period. Due this fact, Turkcell will reverse the provisions both for the VAT and the interest and penalt fees correspoding to the April 1998 - November 2001 period amounting to TL 331 trillion in its first quarter 2003 financial statements.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.


                                         TURKCELL ILETISIM HIZMETLERI A.S.


                                 Koray Ozturkler        Ekrem Tokay
                                 Investor Relations     Chief Financial Officer

                                 25.03.2003, 13:00      25.03.2003, 13:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement made pursuant to Circular VIII, No: 20 of the Capital Markets Board.



         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                             ANKARA
                                             ------

Special Subjects:
-----------------


In January 2002, Turkcell applied to the Telecommunication Authority ("Telecom Authority") requesting the Telecom Authority to review the protocol obligating Turkcell to collect frequency usage fees from the taxpayers using mobile phones. stating that it was impossible to collect these fees from prepaid subscribers. In February 2002, the Telecom Authority requested us to pay the frequency usage fees in line with the existing regulation with Turkcell bearing the risk of non-collection. Upon this request Turkcell filed a lawsuit at the Ankara 7th Court of First Instance against the Telecom Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the subscribers and to pay it to the Telecom Authority. In July 2002, the court decided in favour of Turkcell. Telecom Authority has appealed the decision. The frequesncy usage fees from prepaid subscribers amount to TL 52.3 trillion for 2002 and TL 76.2 trillion for 2003 and Turkcell has not made any provisions in its consolidated financial statements.

Turkcell has been informed that the Supreme Court has annuled the decision of the Ankara 7th Court of First Instance. Turkcell will take necessay actions and initiate legal procedures about this decision.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.


                                         TURKCELL ILETISIM HIZMETLERI A.S.


                                 Koray Ozturkler            Sedat Kusmenoglu
                                 Investor Relations         Finance - Accounting
                                 01.04.2003, 17:00          01.04.2003, 17:00

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TURKCELL ILETISIM HIZMETLERI A.S.


Date:    April 2, 2003                      By:  /s/ MUZAFFER AKPINAR
                                                -------------------------

                                            Name:    Muzaffer Akpinar
                                            Title:   Chief Executive Officer